August 2026 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services 2Q26 Results Conference Exhibit 99.2

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Agenda Welcome 2Q26 Operating Results S.J. Cheng 2Q26 Financial Results Silvia Su Business Outlook S.J. Cheng Q&A

4 2Q26 Operating Results

Revenue: NT$7,383.1M (QoQ: +6.5%, YoY: +28.7%) Gross Margin: 18.0% (QoQ: +4.2ppts, YoY: +11.4ppts) Revenue & Gross Margin 5

Utilization Rate 6 2Q26: 78% 1Q26: 84% 2Q25: 64% 2Q26: 65% 1Q26: 67% 2Q25: 63% 2Q26: 69% 1Q26: 58% 2Q25: 66% 2Q26: 72% 1Q26: 71% 2Q25: 65% 2Q26: 74% 1Q26: 68% 2Q25: 67%

2Q26 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown － Memory 8 2Q26: 51.0% (QoQ: +6.7%, YoY: +46.7%)

Revenue Breakdown － DDIC + Gold Bump 9 2Q26: 39.2% (QoQ: +7.1%, YoY: +14.1%)

Revenue Breakdown － End Market 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of 2Q26 Smart Mobile TV Computing Auto/Industrial Consumer Smart phone Wearable Watch, TWS UHD/4K/8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game, DSC, STB Smart speaker E-paper, Internet Note: Move “Watch” & “TWS” to “ Smart Mobile” from “Consumer” since 1Q24 29.9% (QoQ +2.8%) 12.6% (QoQ +7.6% ) 6.4% (QoQ -23.7%) 28.9% (QoQ +14.1%) 22.2% (QoQ +12.2%)

11 2Q26 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : YoY: Difference mainly due to the decrease of foreign exchange loss of NT$685M and the positive impact on valuation of financial assets at fair value through profit or loss of NT$80M from the loss on valuation of financial assets at fair value through profit or loss of NT$2M in 2Q25 to gain on valuation of financial assets at fair value through profit or loss of NT$78M in 2Q26.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Notes : Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum. (2) Difference mainly due to the increase of CapEx of NT$1,757M, the income tax change of NT$335M from the income tax benefit of NT$106M in 1H25 to income tax expense of NT$229M in 1H26, the decrease of depreciation expenses of NT$125M and partially offset by the increase of operating profit of NT$1,331M.

Capital Expenditures & Depreciation 16 CapEx: NT$2,380.2M Depreciation: NT$1,218.1M

17 Business Outlook

Market & Business Outlook Expect better 2H26 than 1H26 led by Memory demand Visibility currently extends through 2026 Focus on optimizing product mix, controlling operating costs and monetizing lower UT level assets Memory: Momentum expected to be better than DDIC led by customers’ re-stocking and solid demand DRAM demand continues to exceed supply Flash momentum balanced DDIC: Seeing signs of improvement Auto panel market is stable compared with other DDIC products OLED momentum benefiting from seasonal re-stocking Into mobile and AI ASIC-related fields to increase future growth opportunities Prioritize the silicon photonics supply chain as a new long-term driver

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